September 15, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:	Amanda Ravitz
Jay Mumford

Re:	Sientra, Inc.
Registration Statement on Form S-1
File No. 333-206755

Acceleration Request
	Requested Date:	Thursday, September 17, 2015
	Requested Time:	4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on Thursday, September 17, 2015, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant hereby authorizes each of C. Thomas Hopkins and Charles J. Bair of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Charles J. Bair of Cooley LLP, counsel to the Registrant, at (858) 550-6142, or in his absence, C. Thomas Hopkins at (310) 883-6417.

In connection with this request, the Registrant acknowledges that:

1.              Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.              The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.              The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SIENTRA, INC.

		By:	/s/ Hani Zeini
Hani Zeini
President and Chief Executive Officer

cc:	Matthew Pigeon, Sientra, Inc.
Joel Smith, Sientra, Inc.
C. Thomas Hopkins, Esq., Cooley LLP
Charles J. Bair, Esq., Cooley LLP